FreightCar America, Inc.
125 South Wacker Drive, Suite 1500
Chicago, Illinois 60606

June 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tom Jones

Re: FreightCar America, Inc.
Registration Statement on Form S-3
Initially Filed February 28, 2025
File No. 333- 285463

Dear Mr. Jones:

Pursuant to Rules 460 and 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, FreightCar America, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on July 1, 2025, or as soon thereafter as practicable.

Please call David A. Sakowitz of Winston & Strawn LLP at (212) 294-2639 to provide notice of the effectiveness of the Registration Statement.

[*Signature Page Follows*]

Very truly yours,

FREIGHTCAR AMERICA, INC.

By: /s/ Michael A. Riordan

Name: Michael A. Riordan

Title: Vice President, Chief Financial Officer

cc: David A. Sakowitz, Winston & Strawn LLP